Exhibit 99.1

Cardiome Announces Initiation of Commercial Operations in Canada, Eh

NASDAQ: CRME TSX: COM

VANCOUVER, Oct. 14, 2016 /CNW/ - Cardiome Pharma Corp. (NASDAQ: CRME / TSX: COM) announced that it has initiated commercial sales operations in Canada. The Canadian sales force will immediately begin detailing AGGRASTAT® (tirofiban hydrochloride) to Canadian hospitals but is expected to expand its efforts to include the detailing of BRINAVESS® (vernakalant hydrochloride), XYDALBA™ (dalbavancin hydrochloride) and TREVYENT® (treprostinil sodium), if and when marketing approval for each respective drug is granted by Health Canada's Therapeutic Products Directorate.

Commenting on the initiation of commercial operations in Canada, Hugues Sachot, SVP Commercial of Cardiome said, "This is a proud day for Cardiome. We have been a Canadian company for over two decades and we are excited to finally expand our direct sales force beyond Europe into Canada. The Canadian sales force's immediate focus is to re-launch AGGRASTAT and we look forward to commercializing our other exciting innovative products, especially XYDALBA and BRINAVESS, in the near future." Further commenting, William Hunter, MD, CEO and President of Cardiome said, "Over the past few years we have seen several specialty pharmaceutical companies achieve significant success by focusing only upon the Canadian market. Canada represents an attractive pharmaceutical market, but it is just one of many major markets that Cardiome now maintains commercial operations within."

The Canadian sales force will re-launch AGGRASTAT under the current label. Cardiome was recently notified by Health Canada that it was unsuccessful at expanding the indication to include patients with ST-elevation myocardial infarction (STEMI) undergoing primary PCI and the option to administer AGGRASTAT as a High-Dose Bolus regimen. The patient population currently approved for AGGRASTAT use in the Canadian market is similar to the patient population approved by the FDA for the US market. The Company does not believe that the commercial opportunity in Canada will be negatively impacted as a result and expects to continue to work with Health Canada on the matter.

About Cardiome Pharma Corp.
Cardiome Pharma Corp. is a specialty pharmaceutical company dedicated to the development and commercialization of innovative therapies that will improve the quality of life and health of patients suffering from disease. Cardiome has two marketed, in-hospital, cardiology products, BRINAVESS® (vernakalant IV), approved in Europe and other territories for the rapid conversion of recent onset atrial fibrillation to sinus rhythm in adults, and AGGRASTAT® (tirofiban HCl) a reversible GP IIb/IIIa inhibitor indicated for use in patients with acute coronary syndrome. Cardiome also commercializes ESMOCARD® and ESMOCARD LYO® (esmolol hydrochloride), a short-acting beta-blocker used to control rapid heart rate in a number of cardiovascular indications, on behalf of their partner AOP Orphan Pharma in select European markets. Cardiome has also licensed: XYDALBA™ (dalbavancin hydrochloride), a second generation, semi-synthetic lipoglycopeptide approved in the EU for the treatment of acute bacterial skin and skin structure infections (ABSSSI) in adults for select European and Middle Eastern nations and Canada from Allergan; and TREVYENT®, a development stage drug device combination that is under development for Pulmonary Arterial Hypertension for Europe, the Middle East and for Canadian markets from SteadyMed Therapeutics.

Cardiome is traded on the NASDAQ Capital Market (CRME) and the Toronto Stock Exchange (COM). For more information, please visit our web site at www.cardiome.com.

Forward-Looking Statement Disclaimer
Certain statements in this news release contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 or forward-looking information under applicable Canadian securities legislation that may not be based on historical fact, including without limitation statements containing the words "believe", "may", "plan", "will", "estimate", "continue", "anticipate", "intend", "expect" and similar expressions.  Forward- looking statements may involve, but are not limited to, comments with respect to our objectives and priorities for the remainder of 2016 and beyond, our strategies or future actions, our targets, expectations for our financial condition and the results of, or outlook for, our operations, research and development and product and drug development. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, events or developments to be materially different from any future results, events or developments expressed or implied by such forward-looking statements. Many such known risks, uncertainties and other factors are taken into account as part of our assumptions underlying these forward-looking statements and include, among others, the following: general economic and business conditions in the United States, Canada, Europe, and the other regions in which we operate; market demand; technological changes that could impact our existing products or our ability to develop and commercialize future products; competition; existing governmental legislation and regulations and changes in, or the failure to comply with, governmental legislation and regulations; availability of financial reimbursement coverage from governmental and third-party payers for products and related treatments; adverse results or unexpected delays in pre-clinical and clinical product development processes; adverse findings related to the safety and/or efficacy of our products or products; decisions, and the timing of decisions, made by health regulatory agencies regarding approval of our technology and products; the requirement for substantial funding to expand commercialization activities; and any other factors that may affect our performance. In addition, our business is subject to certain operating risks that may cause any results expressed or implied by the forward-looking statements in this presentation to differ materially from our actual results. These operating risks include: our ability to attract and retain qualified personnel; our ability to successfully complete pre-clinical and clinical development of our products; changes in our business strategy or development plans; intellectual property matters, including the unenforceability or loss of patent protection resulting from third-party challenges to our patents; market acceptance of our technology and products; our ability to successfully manufacture, market and sell our products; the availability of capital to finance our activities; and any other factors described in detail in our filings with the Securities and Exchange Commission available at www.sec.gov and the Canadian securities regulatory authorities at www.sedar.com. Given these risks, uncertainties and factors, you are cautioned not to place undue reliance on such forward-looking statements and information, which are qualified in their entirety by this cautionary statement. All forward-looking statements and information made herein are based on our current expectations and we undertake no obligation to revise or update such forward-looking statements and information to reflect subsequent events or circumstances, except as required by law.

SOURCE Cardiome Pharma Corp.

%CIK: 0001036141

For further information: David Dean, Cardiome Business Development and Investor Relations, (604) 677-6905 ext 311 or Toll Free: 1-800-330-9928, Email: ddean@cardiome.com

CO: Cardiome Pharma Corp.

CNW 08:00e 14-OCT-16